SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/29/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,665,571

8. SHARED VOTING POWER
383,734

9. SOLE DISPOSITIVE POWER
1,665,571
_______________________________________________________

10. SHARED DISPOSITIVE POWER
383,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,049,305 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
17.91%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,665,571

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,665,571
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,665,571 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.56%

14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________



7. SOLE VOTING POWER
1,665,571

8. SHARED VOTING POWER
383,734

9. SOLE DISPOSITIVE POWER
1,665,571
_______________________________________________________

10. SHARED DISPOSITIVE POWER
383,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,049,305 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
17.91%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________



7. SOLE VOTING POWER
1,665,571

8. SHARED VOTING POWER
383,734

9. SOLE DISPOSITIVE POWER
1,665,571
_______________________________________________________

10. SHARED DISPOSITIVE POWER
383,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,049,305 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
17.91%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,665,571

8. SHARED VOTING POWER
383,734

9. SOLE DISPOSITIVE POWER
1,665,571
_______________________________________________________

10. SHARED DISPOSITIVE POWER
383,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,049,305 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
17.91%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #12 to the schedule 13d filed January 15, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on August 24,2015, there were 11,441,022 shares of common stock outstanding as of June 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of November 4, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,049,305 shares of RIT (representing 17.91% of RIT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,049,305 shares of RIT include 1,665,571 shares (representing 14.56% of RIT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:Bulldog Investors General Partnership, Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, MCM Opportunity Partners, LP, Steady Gain Partners, LP, and Mercury Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,049,305 shares of RIT beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 383,734 (representing 3.35% of RIT's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 1,665,571 shares. Bulldog Investors, LLC has shared power to dispose of and vote 383,734 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of RIT's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


(c) Since the last filing on 10/1/15 the following shares of RIT were purchased:

Date:		        Shares:		Price:
10/01/15		9,200		12.3179
10/05/15	 	9,363		12.5359
10/06/15		900		12.5792
10/07/15		4,860		12.6705
10/08/15		16,700		12.8423
10/12/15		145		13.0021
10/12/15		6,000		13.04934
10/15/15		19,533		13.0022
10/16/15		3,097		13.0500
10/19/15		11,070		13.1660
10/20/15		1,300		13.1900
10/21/15		4,200		13.1600
10/27/15		5,079		13.0027
10/28/15		15,716		13.0168
10/29/15		8,300		12.9882
11/03/15		100		13.0200
11/04/15		300		13.0700




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/5/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.